mwe.com

June 9, 2023

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park
Christopher Edwards Sasha Parikh Al Pavot

Re:	Intensity Therapeutics, Inc. Amendment No. 13 to Registration Statement on Form S-1 Filed May 18, 2023 File No. 333-260565

Dear Ms. Park:

On behalf of Intensity Therapeutics, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 7, 2023 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (File No. 333-260565) filed by the Company on May 18, 2023 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it with the Commission together with its submission of this response letter. Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response.

Amendment No. 13 to Form S-1 filed May 18, 2023

Facilities, page 101

1.	We note your disclosure on page 101 that you have provided notice that the Westport lease would terminate on June 30, 2023. However, you also disclose on page F-43 that the lease expires as of September 2023. Please clarify the term of the lease and revise accordingly. Please also file the lease agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 101 and F-43 of the revised Registration Statement to clarify that while the lease’s term ends in September 2023, pursuant to the terms of the lease, the landlord terminated the Company’s lease early such that it would terminate on June 30, 2023. The Company has filed the lease, the first lease amendment, the second lease amendment and the lease modification/termination agreement as exhibits to the revised Registration Statement.

Please contact me at +1 212 547 5553 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its revised Registration Statement on Form S-1.

Sincerely,

/s/ Daniel Woodard

cc: Lewis Bender, Chief Executive Officer